VIPER POWERSPORTS INC.

19950 177th St., Ste F

Big Lake, MN 55309

January 22, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth St. N.W.	Re: Viper Powersports Inc. Registration
Washington, D.C. 20549	Statement on Form SB-2 (333-133522)
FORM RW – Application for Withdrawal

Dear SEC:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Viper Powersports Inc., a Nevada corporation (the “Company”) hereby respectfully requests withdrawal of the Viper Powersports Inc. Registration Statement on Form SB-2 and all amendments and exhibits thereto (File No. 333-133522) (the “Registration Statement”) and that an order of the Commission granting such withdrawal be issued for the Company’s file relating to the Registration.

The Company is requesting withdrawal of the Registration Statement based on a decision by the Company due to its inability to create enough brokerage interest to complete the offering because of deteriorating stock market conditions in the summer of 2006. The Registration Statement has not been declared effective by the Commission and no securities have been offered or sold in connection with the Registration Statement.

The Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this requested withdrawal, please contact me at (763) 263-5700.

Sincerely,

VIPER POWERSPORTS INC.

/s/   Jerome Posey

Jerome Posey – Chief Financial Officer